UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

L.B. Foster Company

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

350060109

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		610,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

610,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

610,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.69%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		105,757
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

105,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		318,213
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

318,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.96%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,034,703
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,034,703
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,034,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.64%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,046,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,046,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.74%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,046,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,046,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.74%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,046,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,046,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.74%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 350060109

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,046,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,046,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.74%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 350060109

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,738,099 Shares outstanding as of July 29, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2020.

A.	Legion Partners I
(a)	As of the close of business on October 8, 2020, Legion Partners I beneficially owned 610,733 Shares.

Percentage: Approximately 5.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 610,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 610,733

(c)	The transactions in the Shares by Legion Partners I since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 350060109

B.	Legion Partners II
(a)	As of the close of business on October 8, 2020, Legion Partners II beneficially owned 105,757 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 105,757
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 105,757

(c)	The transactions in the Shares by Legion Partners II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special II
(a)	As of the close of business on October 8, 2020, Legion Partners Special II beneficially owned 318,213 Shares.

Percentage: Approximately 2.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 318,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 318,213

(c)	The transactions in the Shares by Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 610,733 Shares owned by Legion Partners I, (ii) 105,757 Shares owned by Legion Partners II, and (iii) 318,213 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.64%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,034,703
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,034,703

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 350060109

E.	Legion Partners Asset Management
(a)	As of the close of business on October 8, 2020, Legion Partners Asset Management beneficially owned 11,398 Shares. Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II, may also be deemed the beneficial owner of the (i) 610,733 Shares owned by Legion Partners I, (ii) 105,757 Shares owned by Legion Partners II, and (iii) 318,213 Shares owned by Legion Partners Special II.

Percentage: Approximately 9.74%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,046,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,046,101

(c)	Legion Partners Asset Management has not entered into any transactions since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 610,733 Shares owned by Legion Partners I, (ii) 105,757 Shares owned by Legion Partners II, (iii) 318,213 Shares owned by Legion Partners Special II, and (iv) 11,398 Shares beneficially owned by Legion Partners Asset Management.

Percentage: Approximately 9.74%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,046,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,046,101

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 610,733 Shares owned by Legion Partners I, (ii) 105,757 Shares owned by Legion Partners II, (iii) 318,213 Shares owned by Legion Partners Special II, and (iv) 11,398 Shares beneficially owned by Legion Partners Asset Management.

Percentage: Approximately 9.74%

12

CUSIP No. 350060109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,046,101
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,046,101

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares since the filing of the last 13D. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special II since the filing of the last 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Amendment No. 14 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Legion Partners I has sold short in over the counter market American-style call options referencing an aggregate of 360,800 Shares, which have an exercise price of $15.00 and expire on November 20, 2020. Legion Partners I has also sold short in over the counter market American-style call options referencing an aggregate of 177,100 Shares, which have an exercise price of $17.50 and expire on November 20, 2020.

Legion Partners II has sold short in over the counter market American-style call options referencing an aggregate of 62,400 Shares, which have an exercise price of $15.00 and expire on November 20, 2020. Legion Partners II has also sold short in over the counter market American-style call options referencing an aggregate of 30,700 Shares, which have an exercise price of $17.50 and expire on November 20, 2020.

Legion Partners Special II has sold short in over the counter market American-style call options referencing an aggregate of 188,100 Shares, which have an exercise price of $15.00 and expire on November 20, 2020. Legion Partners Special II has also sold short in over the counter market American-style call options referencing an aggregate of 92,200 Shares, which have an exercise price of $17.50 and expire on November 20, 2020.

13

CUSIP No. 350060109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

14

CUSIP No. 350060109

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

15

CUSIP No. 350060109

SCHEDULE A

Transactions in the Shares Since the Filing of the Last 13D

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Legion Partners, L.P. I

Short Sale of November 2020 Call Option ($15.00 Strike Price)[1]	(1,181)	$1.6756	10/06/2020

Legion Partners, L.P. II

Short Sale of November 2020 Call Option ($15.00 Strike Price)[1]	(204)	$1.6756	10/06/2020

Legion Partners SPECIAL OPPORTUNITIES, L.P. II

Short Sale of November 2020 Call Option ($15.00 Strike Price)[1]	(615)	$1.6756	10/06/2020

____________________

1 Represents American-style call options sold short in the over-the-counter market with an expiration date of November 20, 2020.